As filed with the Securities and Exchange Commission on February 23, 2011

1933 Act File No. 333-172105

1940 Act File No. 814-00736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 1

PennantPark Investment Corporation

(Exact Name of Registrant as Specified in Charter)

590 Madison Avenue

15th Floor

New York, New York 10022

(Address of Principal Executive Offices)

(212) 905-1000

(Registrant’s Telephone Number, Including Area Code)

Arthur H. Penn

c/o PennantPark Investment Corporation

590 Madison Avenue

15th Floor

New York, NY 10022

(Name and address of Agent for Service)

Copies to:

Thomas J. Friedmann

David J. Harris

Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006

Approximate Date of Proposed Public Offering: This post-effective amendment deregisters those securities that remain unsold hereunder as of the effective date hereof.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☐

It is proposed that this filing will become effective when declared effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c).

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed registration statement.

☐	This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933 and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-150033.

DEREGISTRATION OF SECURITIES

This Post-Effective Amendment No. 1 relates to the Registration Statement filed on Form N-2MEF (File No.333-172105) of PennantPark Investment Corporation (the “Company”), filed on February 8, 2011 (the “Registration Statement”), pursuant to which the Company increased by $21,578,000 the dollar amount of its common stock registered under its shelf registration statement on Form N-2 (File No. 333-150033), as amended and declared effective on January 28, 2011. The Registration Statement was filed under Rule 462(b) in connection with the final takedown of securities on the Company’s shelf registration statement.

The Company is filing this Post-Effective Amendment No. 1 to deregister, as of the date of effectiveness of this Post-Effective Amendment No. 1, all unsold securities under the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 23rd day of February, 2011.

By:	/S/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities set forth below on the 23rd day of February, 2011.

Name	Title

/S/ Arthur H. Penn	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
Arthur H. Penn

/S/ Aviv Efrat	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
Aviv Efrat

*
Adam K. Bernstein	Director

*
Jeffrey Flug	Director

*
Marshall Brozost	Director

*
Samuel L. Katz	Director

*	Signed by Aviv Efrat on behalf of those identified pursuant to his designation as an attorney-in-fact signed by each on April 1, 2008.